Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ComeWith Me, Inc.
11017 Legacy Ln #101
Palm Beach Gardens, FL 33401
https://comewith.co/

Up to $1,007,998.53 in Common Stock at $2.31
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ComeWith Me, Inc.
Address: 11017 Legacy Ln #101, Palm Beach Gardens, FL 33401
State of Incorporation: DE
Date Incorporated: February 26, 2021

Terms:

Equity

Offering Minimum: $9,999.99 | 4,329 shares of Common Stock
Offering Maximum: $1,007,998.53 | 436,363 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.31
Minimum Investment Amount (per investor): $101.64

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus Shares.

<u>Amount-Based:</u>

Tier 1 | $500+

Invest $500+ and receive 10% Bonus Shares.

Tier 2 | $1,000+

Invest $1,000+ and receive 15% Bonus Shares, a free membership to ComeWith Adventure Club In Fort Lauderdale, FL, or anywhere we open an Adventure Club chapter. (regular membership cost $599.88 per year).

Tier 3 | $2,500+

Invest $2,500+ and receive 15% Bonus Shares.

Tier 4 | $5,000+

Invest $5,000+ and receive 20% Bonus Shares, a demo of the product roadmap from the

Founder or team member.

Tier 5 | $10,000+

Invest $10,000+ and receive 20% Bonus Shares, a dinner with the Founder in South Florida (travel expenses not included).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The Company and its Business

Company Overview

ComeWith Me, Inc. ("ComeWith" or the "Company") is a corporation organized under the laws of the state of Delaware.

ComeWith is an ideal way to cultivate meaningful relationships through real-life shared experiences. We are building what we believe will be the world's largest shared experience ecosystem. Customers who want to make new friends can find a large selection of fun things to do, meet people, build their real friend networks, and manage their entire social lives from their smartphones. Unlike other Meetup groups, WhatsApp, Instagram, or texting, ComeWith helps take your relationships to the next level and turn acquaintances into real friends so you'll never have to do anything alone again.

ComeWith has generated revenue from the following services 1) payments on food and drinks at its social gatherings 2) paid membership clubs including Adventure Club in South Florida and Social Club in Pittsburgh 3) paid bookings on in-real-life social activities. ComeWith has plans to generate revenue from 4) premium features on its mobile website and progressive web app.

Competitors and Industry

Industry

We are targeting the 60% of US adults who experience feelings of loneliness and isolation.* These feelings can be chronic and are typically heightened when moving to a new area or when there is a change in a person's primary relationship. We estimate the serviceable available market (SAM) is $4.5BN.**

**https://www.npr.org/sections/health-shots/2020/01/23/798676465/most-americans-are-lonely-and-our-workplace-culture-may-not-be-helping&sa=D&source=docs&ust=1656535106828567&usg=AOvVaw3KaNl_Cib2XveSGniGePvn*

***https://comewith.s3.us-west-1.amazonaws.com/Ex+4.+Market+size+estimate.png*

Competitors

ComeWith has many competitors including Facebook, Instagram, Meetup, Bumble, Match, and regional social clubs. We've found a niche with in-real-life experiences that we believe traditional social media services are ignoring. Traditional social media is focused on keeping Customers on their phones and computers instead of out in the real world spending time with people they enjoy. Unlike Facebook and others, our platform is a complement to real-life experiences and is not the experience itself. While digital experiences can help people connect, we believe meaningful relationships are developed in the real world.

Current Stage and Roadmap

Current Stage

ComeWith is developing four revenue streams to generate income. We launched our first revenue-generated feature called Parti Payments on July 1, 2022. Parti Payments allows us to generate revenue on all food and drink items sold at our social gatherings. This feature is an enabling technology that will help event planners monetize their events while helping bars and restaurants increase the utilization of their event spaces.

In addition, ComeWith has launched and is generating revenue from ComeWith Adventure Club in South Florida. Paid clubs are subscription services where groups of vetted members participate in social activities for the purpose of making friends and meeting potential romantic partners.

The ComeWith mobile website and progressive web app are available everywhere. Adventure Club and Parti Payments are operating in Miami and Fort Lauderdale areas only at this time.

Roadmap

The Company's efforts for the next few years will focus on developing its core technologies, launching new products, validating its business model by conducting real-world experiments with Customers, increasing revenue, and expanding in Florida and into other top geographic areas in the US, while continuing to develop additional revenue streams that will help our Customers cultivate more meaningful relationships in their lives.

The Team

Officers and Directors

Name: David W. Linhardt

David W. Linhardt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: March, 2021 - Present
  Responsibilities: General management of business operations. $500,000 total comp; $150,000 salary, $350,000 equity.

- **Position:** CFO

Dates of Service: February, 2021 - Present
Responsibilities: Keeps and maintains records of accounts of the properties and business transactions of the company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares.

- **Position:** Board Director
  Dates of Service: February, 2021 - Present
  Responsibilities: Manages the overall business and affairs of the company.

- **Position:** President
  Dates of Service: February, 2021 - Present
  Responsibilities: Responsible for the general supervision, direction, and control of the business and other officers of the company

Other business experience in the past three years:

- **Employer:** Amazon
  Title: Senior Leader New Business Initiative
  Dates of Service: May, 2019 - February, 2021
  Responsibilities: My responsibilities included starting a new business for Amazon

Other business experience in the past three years:

- **Employer:** InsightStudios, LLC
  Title: CEO & General Manager
  Dates of Service: July, 2020 - Present
  Responsibilities: Overall management and supervision of the company's business and affairs. David spends less than 1 hour a week working in this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should

consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the social media industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,080,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or

take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a platform for

online social media. Our revenues are therefore dependent upon the market for social media.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our membership clubs, marketplaces, social media website and mobile applications. Delays or cost overruns in the development of our clubs, marketplaces, websites and/or mobile apps and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or

prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
ComeWith Me, Inc. was formed on February 26, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ComeWith Me, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ComeWith service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ComeWith Me, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ComeWith Me, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David W. Linhardt	2,297,068	Common Stock	82.2%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 436,363 of Common Stock.

Common Stock

The amount of security authorized is 9,000,000 with a total of 2,794,081 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

The total amount outstanding includes 188,607 shares to be issued pursuant to stock options issued.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $321,924.00
  Number of Securities Sold: 2,521,833
  Use of proceeds: technology development, marketing & sales
  Date: August 31, 2021
  Offering exemption relied upon: Reg D, Rule 501(a)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes

appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Based on 2021 financial statements, we can operate the business for six months without revenue generation based on current funding levels.

Foreseeable major expenses based on projections:

Our major expenses are technology development, product development, and sales & marketing.

Future operational challenges:

1. Optimize Customer acquisition costs

2. Scale membership clubs operations

3. Continue to develop new technology features

Future challenges related to capital resources:

1. Acquiring additional capital in a challenging macroeconomic market

2. Controlling our burn rate due to unpredictable Customer acquisition costs

Future milestones and events:

1. Achieving $20K in monthly recurring revenue from membership clubs

2. Reducting Customer acquisition costs

3. Expanding team

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2022, the Company has capital resources available in the form of $20,000 cash from Chase checking account.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not criticial to our company operations. We have other prospective funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company provided we can secure additional sources of capital. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for three months. This is based on a current monthly burn rate of $2,000 for expenses related to technology and marketing & sales costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on an increased burn rate of $45,000 for expenses related to technology development, product development, marketing & sales expenses, and administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including individual investors, venture capital firms, and working capital loans.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,454,327.11

Valuation Details:

ComeWith has evaluated several factors in determining the pre-money valuation, including, but not limited to:

Management's Experience & Prior Success

The Company's founder and CEO, David Linhardt, is an experienced entrepreneur (7x) and intrapreneur (4x), having founded seven startups over the past 19 years. His startups were in direct/performance marketing, online marketing, consumer data, analytics, artificial intelligence, e-commerce, and in-real-life social media market segments. With all of his startups, he identified meaningful Customer problems, solved them with technology, and built profitable businesses around them. Through the ups and downs of the startup lifecycle, he's developed an intuitive ability to understand what Customers want and provides it in a compelling technology product or service that scales.

Early Traction & Growth

We launched our first revenue-generated feature called Parti Payments on July 1, 2022. Parti Payments allows us to generate revenue on all food and drink items sold at our social gatherings. This feature is an enabling technology that will help event planners monetize their events while helping bars and restaurants increase the utilization of their event spaces.

In addition, ComeWith has launched and is generating revenue from ComeWith Adventure Club in South Florida. Paid clubs are subscription services where groups of vetted members participate in social activities for the purpose of making friends and meeting potential romantic partners.

The ComeWith mobile website and progressive web app are available everywhere. Adventure Club and Parti Payments are operating in Miami and Fort Lauderdale areas only at this time.

Value of Company Assets

At this time, we have not obtained an independent, third-party valuation of any company assets or intellectual property. The Company's current intellectual property includes its Open Shared Experience platform and associated software.

This software includes functionality for creating experiences, marketing experiences to friends and prospective friends, managing experience details page, signing up for experiences, commenting on matters related to a specific experience, ability to create and manage a personalized friend network on the application and using SMS, ability to see acquaintances with whom you've had shared experiences, ability to send friend requests to acquaintances, two-way messaging for users in your real friend network, search experiences with simple and advances filters, viewing user profile pages, creating and managing personalized profile page, ability to share experiences over external platforms, including email, SMS, hyperlinks and all major social media platforms, ability to create customized menus and display items on experience detail pages, ability to collect money from participants and to manage discounts from venues, ability to add team members from venue staff to manage and process orders, ability to add payment method to your account to be used to purchase items and pay for paid experiences.

In addition, the Company has intellectual property on how to market and scale in-real-life experiences and maintains proprietary data on approximated 8,600 registered users. The ComeWith application is publicly available as a web application and is a downloadable progressive web application for iOS and Android smart phones.

Full-Dilution of Securities

The Company currently has 2,794,081 shares outstanding as calculated on a fully-diluted basis. Multiplying this amount by the price per share of $2.31 produces a pre-money valuation of $6,454,327.11.

Conclusion

Based on our analysis of the above factors, we believe the pre-money valuation of $6,454,327.11 is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,007,998.53, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  30.0%
  Technology development to continue building our mobile website, app and AI matching.

- *Marketing*

43.0%
Sales and marketing to purchase paid ads and fund event marketing and affiliate partnerships to grow our subscriber base.

- *Other SG&A*
  21.5%
  Management team, business administration, accounting, finance and legal

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://comewith.co/ (https://comewith.co/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/comewithme

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ComeWith Me, Inc.

[See attached]

ComeWith Me Inc.

Unaudited Financial Statement Review Report
Period of February 26, 2021 through December 31, 2021

Prepared by Jason Pride, CPA CVA
Barclay Financial LLC

Table Of Contents

Barclay Financial

Barclay Financial LLC
329 Clayheath Ct, Ballwin MO 63011
217-898-1028

ComeWith Me Inc
1534 Staunton Dr
Coraopolis PA 15108

From: A Jason Pride, CPA CVA

Re: Independent Accountant's Review Report

To Whom it May Concern,

I have reviewed the accompanying financial statements for ComeWith Me Inc. for the period 2/26/2021 through 12/31/2021. The company was incorporated on February 26, 2021 and thus the review does not include anything prior to that date. I have reviewed the statements using data furnished to me directly by Mr. David Linhardt.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole, and, accordingly, I do not express such an opinion. During my review, I did not obtain an understanding of the internal control structure or assess control risk. Thus, the review does not provide assurance that I have become aware of all significant matters that would be disclosed in a full audit of ComeWith Me Inc. This engagement cannot be relied upon to disclose errors, irregularities, or illegal acts, including fraud or embezzlements, that may exist.

Management's Responsibility: Management is responsible for the preparation and fair presentation of the financial statements and accompanying notes in accordance with the applicable financial reporting framework and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountants Responsibility: My responsibility is to conduct the review in accordance with the Statement on Standards for Accounting and Review Services (SSARSs) issued by the AICPA. Those standards require the accountant to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for this report.

Barclay Financial

Results of engagement: Based on my review I am not aware of any material modifications that should be made to the attached financial statements in order for them to be in conformity with Generally Accepted Accounting Principles.

Other Observations from Accountant: Please see attached Notes to the Financial Statements.

Sincerely,

A Jason Pride, CPA CVA
Ballwin, MO
6/1/2022

ComeWith Me, Inc
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
ComeWith (0901) - 1		107,053.14
Total Bank Accounts	**$**	**107,053.14**
Other Current Assets		
Payments to deposit		2,000.00
Total Other Current Assets	**$**	**2,000.00**
Total Current Assets	**$**	**109,053.14**
TOTAL ASSETS	**$**	**109,053.14**
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
Additional paid in capital		125,000.00
InsightStudios investment		191,923.69
Total Additional paid in capital	**$**	**316,923.69**
Opening balance equity		5,000.00
Retained Earnings		
Net Income		-212,870.55
Total Equity	**$**	**109,053.14**
TOTAL LIABILITIES AND EQUITY	**$**	**109,053.14**

ComeWith Me, Inc
Profit and Loss
2/26/2021 - 12/31/2021

		Total
Income		
Total Income		
Cost of Goods Sold		
Cost of goods sold		
Hosting fees - COGS		9,476.67
Total Cost of goods sold	**$**	**9,476.67**
Total Cost of Goods Sold	**$**	**9,476.67**
Gross Profit	**-$**	**9,476.67**
Expenses		
Sales, General & Administrative Expenses		
Bank fees & service charges		425.12
Office expenses		4,391.65
Office software & apps		4,918.94
Total Office expenses	**$**	**9,310.59**
Payroll Expense		
Officers' salaries		19,600.00
Total Payroll Expense	**$**	**19,600.00**
Professional Fees		
Contractors & Consultants		115,966.13
Legal		2,995.48
Recruiting		537.05
Total Professional Fees	**$**	**119,498.66**
Rent		
Building & land rent		13,923.55
Total Rent	**$**	**13,923.55**
Sales & Marketing		24,367.39
Software & Web Services		6,011.69
Travel Expenses		8,438.76
Travel meals		1,509.12
Total Sales, General & Administrative Expenses	**$**	**203,084.88**
Taxes paid		309.00
Total Expenses	**$**	**203,393.88**
Net Operating Income	**-$**	**212,870.55**
Net Income	**-$**	**212,870.55**

ComeWith Me, Inc
Statement of Cash Flows
2/26/2021 - 12/31/2021

		Total
OPERATING ACTIVITIES		
Net Income		-212,870.55
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	**-$**	**212,870.55**
FINANCING ACTIVITIES		
Additional paid in capital		125,000.00
Additional paid in capital:InsightStudios investment		191,923.69
Opening balance equity		5,000.00
Net cash provided by financing activities	**$**	**321,923.69**
Other Non Cash Activities		
Deposit	**-$**	**2,000.00**
Net cash increase for period	**$**	**107,053.14**
Cash at end of period	**$**	**107,053.14**

ComeWith Me, Inc
Statement of Equity
2/26/2021 - 12/31/2021

	Common Stock, $0.0001 Par	Paid-in Capital in Excess of Par	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance on Jan 1	$0.00	$0.00	$0.00	$0.00	$0.00
Issued shares for cash	$2,597.27	$319,326.42			$321,923.69
Purchase of treasury stock					$0.00
Net income			($212,870.55)		($212,870.55)
Cash dividends			$0.00		$0.00
Stock dividends			$0.00		$0.00
Balance on Dec 31	$2,597.27	$319,326.42	($212,870.55)	$0.00	$109,053.14

ComeWith Me Inc

Notes to the Financial Statements

UNAUDITED

ComeWith Me, Inc. (ComeWith) was incorporated on February 26th 2021 and is headquartered in Coraopolis, Pennsylvania. The financial statements included in this review were the Profit and Loss Statements and the Balance Sheets for the periods 2/26/2021 through 12/31/2021 and are presented on an accrual basis and are based on Generally Accepted Accounting Principles. ComeWith is an in-real-life social service.

Note A – Summary of Significant Accounting Policies

Income & Expense Items

Revenue and Expense Recognition – The company recognizes revenue and expenses as they are incurred. There was no revenue for the period.

Cost-of-goods-sold -Cost of goods sold include hosting fees required to host the company's website and progressive web application.

Startup Costs – The company does not have any startup costs that are being amortized.

Depreciation – The company does not have any depreciable assets.

Refunds and Discounts – There were no refunds or discounts in the reporting period.

Balance Sheet Items

Cash – The company uses one checking account to manage their cash.

Prepaid Expenses – There are no prepaid expenses in the reporting period.

Liabilities – The company has no liabilities in the reporting period.

Note B – Subsequent Events

No subsequent events have been noted that would require disclosure. April 27, 2022

Note C – Equity and Capital

Below is the cap table for the company as of the end of the reporting period.

Name	Units	Effective date	Investment Amount	Unit Price	Valuation	% ownership in InsightStudios	% ownership (pre-money)	% ownership (post-money)	Comment
David Linhardt	725,651	4/6/2021	-	-	$4,353,904	90.71%	72.57%	43.19%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Todd Newnam	13,612	4/6/2021	-	-	$81,675	1.70%	1.36%	0.81%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Paul Benevich	6,531	4/6/2021	-	-	$39,185	0.82%	0.65%	0.39%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Stephen Reynolds	628	4/6/2021	-	-	$3,770	0.08%	0.06%	0.04%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Nick Schnee & Molly Linhardt	1,257	4/6/2021	-	-	$7,539	0.16%	0.13%	0.07%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Jim Johnson	484	4/6/2021	-	-	$2,903	0.06%	0.05%	0.03%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Elliott Ng	484	4/6/2021	-	-	$2,903	0.06%	0.05%	0.03%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Andy Stecher	1,048	4/6/2021	-	-	$6,290	0.13%	0.10%	0.06%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Justin Sorto	1,048	4/6/2021	-	-	$6,290	0.13%	0.10%	0.06%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Robert Nowak	1,048	4/6/2021	-	-	$6,290	0.13%	0.10%	0.06%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Benjamin Hamilton	1,110	4/6/2021	-	-	$6,660	0.14%	0.11%	0.07%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Jorge de la Mora	753	4/6/2021	-	-	$4,516	0.09%	0.08%	0.04%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Jorge de la Mora	754	4/6/2021	-	-	$4,524	0.09%	0.08%	0.04%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
GSR Holdings Inc	1,882	4/6/2021	-	-	$11,294	0.24%	0.19%	0.11%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
The Terrence and Nicola Mullen Foundation	22,606	4/6/2021	-	-	$135,636	2.83%	2.26%	1.35%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Debesh Khattoi	756	4/6/2021	-	-	$4,537	0.09%	0.08%	0.05%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Barbara Kaufman	1,507	4/6/2021	-	-	$9,042	0.19%	0.15%	0.09%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Nick Polachek	754	4/12/21	-	-	$4,522	0.09%	0.08%	0.04%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Barbara Kaufman	13,566	4/22/21			$81,395	1.70%	1.36%	0.81%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
Anand Visvanathan	3,768	5/21/21			$22,606	0.47%	0.38%	0.22%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
The Chris Ann Santa Maria Living Trust	754				$4,521	0.09%	0.08%	0.04%	Ownership on formation based on pro rata shares as InsightStudios, LLC unit holder
InsightStudios, LLC	200,000	4/6/2021	-	-	$1,200,000		20.00%	11.90%	Allocation for recycling
Math check total shares on formation	1,000,000								
Total shares outstanding on formation	1,000,000					100.00%	100.00%		
Elliot Ng	1,000	5/1/21	$5,000	$5.00	$6,000	0.06%		0.06%	Purchased shares after company formation
Kim Go	3,333	4/1/21	-	-	$19,998	0.20%		0.20%	Compensation for software development
Dan Doughty	335	6/30/21	-	$5.00	$2,011			0.02%	issued
David Linhardt	88,520	8/30/2020	-	$5.00	$531,120			5.27%	vested on August 30, 2021
The Terrence and Nicola Mullen Foundation	16,667		$100,000	$6.00	$100,000			0.99%	transaction pending
The Chris Ann Santa Maria Living Trust	4,167		$25,000	$6.00	$25,000			0.25%	closed and issued
Gage Cates	1,770	10/29/21	-					0.11%	closed and issued
Subtotal new shares issued after formation	115,791								4920

Note D – Concentrations of Risk

The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

ComeWith is not live or open to the public at this moment.

INVEST IN COMEWITH TODAY!

Living Life Better With Friends

We have launched a paid membership SaaS service called ComeWith Adventure Club that connects people from online to offline shared experiences so they can meet, make friends ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ComeWith
Life Is Better With Friends

$0.00 Raised

REASONS TO INVEST

- Unlike traditional social media, our platform encourages users to get off their screens to meet in real life and form lasting bonds through shared experiences.
- With 60% of U.S. adults reporting feelings of loneliness and isolation, we estimate our SAM to be valued at $4.5 billion.*
- We are led by an experienced, highly-skilled team of entrepreneurs that have been building successful startups for over 20 years and have created several high-value startups so far.

*Information from Amazon News & NPR (Source | Source)

Invest Now
$2.31 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$101.64	$6.45M

THE PITCH

ComeWith is a SaaS platform helping people cultivate genuine, real-world relationships. Unlike traditional social media sites, we encourage people to put down their screens and spend time together in the real world in order to deepen bonds through shared experiences. With a highly experienced team of entrepreneurs that have achieved $3 billion in exits and a 93% conversion rate from free trial to paid subscription, we are ready to deliver a cure to loneliness.

OVERVIEW

An Online Platform Curing Loneliness


The Best Way To Cultivate Meaningful Relationships
OUR ADVENTURES BRING:
new friends
real-world social activity
fresh inspiration

We designed ComeWith for busy, hard-working professionals seeking better work-life balance and more meaningful relationships. In our opinion, unlike existing platforms like Facebook or Meetup, we help our customers turn online acquaintances into good, real-life friends through our **online-to-offline (OTO) mobile platform**. We provide personalized friend networks and AI-matching technology to make it easy to find people you vibe with. Meanwhile, our shared experience marketplace provides a platform for users to create custom social experiences.

THE PROBLEM & OUR SOLUTION

Putting Down the Screen to Facilitate Meaningful Connections


We Want To Cure Loneliness
How? With what we believe is the only social media service focusing exclusively on bringing real-life shared experiences.
ComeWith
Location
My current location
Pittsburgh, PA, USA
Walnut Jam Summer party
Porti Payments Demo Zoom Call For Future Experience Creators

Approximately 60% of Americans are lonely, with increasing numbers of people reporting feeling like they are left out, poorly understood and lacking companionship (Source). According to research, loneliness is a health hazard as dangerous as smoking 15 cigarettes a day and twice as harmful to physical and mental health as obesity (Source).


CREATE ANY EXPERIENCE &
Pull Your Friends Together In 20 Seconds
ComeWith
Experiences
Karoke Night
Already happened
Tamara King

We bring people together in real life so they can meet and cultivate ever-lasting relationships. Customers access our inventory of shared experiences through subscriptions to our mobile website and progressive web app. We are also developing our Shared Experience Marketplace, where Experience Creators can list their experience inventory and Customers can purchase experiences.

THE MARKET & OUR TRACTION

A Major Untapped Market and Early Product Enthusiasm

After the pandemic, people are tired of traditional social media services that encourage users to spend as much time as possible in front of their screens so they can sell more ads. Our target market is the 60% of US adults who experience feelings of loneliness and isolation, which we estimate amounts to a served available market (SAM) of $4.5 billion (Source | Source).


WHEN COMPARED TO COMPETITORS, COMEWITH HAS A
48X Higher Experience Sign Up Rate
.52%
25%
Competitors
ComeWith
7X Higher Experience Creation Rate
.47%
3.5%
Competitors
ComeWith

Since our launch, we have found product-market fit with Adventure Club and currently have a growing user base of twenty-five paying subscribers. Our conversion from free trial to paid subscription was 93% (13 out of 14) in November 2022. We have built a highly experienced team of seasoned entrepreneurs with $3 billion in previous exits.


COMEWITH MONTHLY REVENUE & PAID SUBSCRIBERS
93% Conversion From Free Trial To Paid Subscription
26
24
22
20
18
16
14
12
10
8
6
4
2
0
$1000
$750
$500
$250
$0
August
September
October
November
December

WHY INVEST

A Mission to Improve Well-Being Through Real-World Friendships


NOW IS THE TIME TO INVEST
People Are Realizing The Value Of In Person, Authentic Human Connection
And ComeWith is the SaaS business solving the problem social media platforms aren't

We are building a revolutionary shared experience ecosystem that cures loneliness for our users through more fulfilling social lives. After this raise, we will expand our marketing and sales efforts and continue to develop new products and technology. With a top-tier team of experienced professionals and an enthusiastic, growing user base, we are ready to create an authentic, more fulfilling, real-life alternative to traditional social media.

ABOUT

HEADQUARTERS	VALUATION
11017 Legacy Ln #101 Palm Beach Gardens, FL 33401	**$6.45M**

We have launched a paid membership SaaS service called ComeWith Adventure Club that connects people from online to offline shared experiences so they can meet, make friends and cultivate meaningful relationships.

TEAM



David W. Linhardt
Founder, Director, CFO & CEO

David is an experienced entrepreneur (7x) and intrapreneur (4x), having founded seven startups over the past 19 years. His startups were in direct/performance marketing, online marketing, consumer data, analytics, artificial intelligence, e-commerce, and in-real-life social media market segments. With all of his startups, he identified meaningful Customer problems, solved them with technology, and built profitable businesses around them. Through the ups and downs of the startup lifecycle, he's developed an intuitive ability to understand what Customers want and provides it in a compelling technology product or service that scales.

David currently serves as CEO and General Manager of InsightStudios, LLC, which requires about 1 hour a week to fulfill. He spends the rest of his time focused on working for ComeWith.

TERMS

ComeWith

Overview

PRICE PER SHARE
$2.31

VALUATION
$6.45M

DEADLINE
May 1, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$101.64

OFFERING TYPE
Equity

MAX INVESTMENT
$1,007,998.53

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
4,329

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
436,363

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : **ComeWith Me, Inc.**

Corporate Address : **11017 Legacy Ln #101, Palm Beach Gardens, FL 33401**

Offering Minimum : **$9,999.99**

Offering Maximum : **$1,007,998.53**

Minimum Investment Amount (per investor) : **$101.64**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **4,329**

Maximum Number of Shares Offered : **436,363**

Price per Share : **$2.31**

Pre-Money Valuation : $6,454,327.11

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus Shares.

Amount-Based:

Tier 1 | $500+

Invest $500+ and receive 10% Bonus Shares.

Tier 2 | $1,000+

Invest $1,000+ and receive 15% Bonus Shares, a free membership to ComeWith Adventure Club In Fort Lauderdale, FL, or anywhere we open an Adventure Club chapter. (regular membership cost $599.88 per year).

Tier 3 | $2,500+

Invest $2,500+ and receive 15% Bonus Shares.

Tier 4 | $5,000+

Invest $5,000+ and receive 20% Bonus Shares, a demo of the product roadmap from the Founder or team member.

Tier 5 | $10,000+

Invest $10,000+ and receive 20% Bonus Shares, a dinner with the Founder in South Florida (travel expenses not included).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Get To Know Us

Our Team
Careers
Blog

Let's Work Together

Raise Capital
Scout: Refer A Startup
Success Stories
Partnerships

Need Help

Contact Us
Help Center

@ 2023 All Rights Reserved

Download on the App Store

Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

0:01 Hi, I'm Dave Linhardt, founder and CEO of Come With. I started come with because I got tired of doing things by myself a few years ago.

0:09 My life went through some significant changes. I moved from Chicago to San Francisco, also my di divorce. My marriage was ending.

0:16 At that time I was going through a divorce, so I was transitioning from being a married guy to a single guy.

0:22 And as I was starting my new life, I wanted to do more of the things that I enjoy, like kayaking and going to see live music.

0:30 But the problem was I couldn't find anyone to come with me. And it turns out finding friends and making new friends as an adult is really tough.

0:38 You know, I tried using Facebook, but my network on Facebook just really wasn't set up to people who are also single and in the Bay Area, I had nobody in my network that met those conditions.

0:51 I also tried using LinkedIn, But that was really more for business. And then finally I tried using meet up, but I couldn't find a group there that I connected with and that I vibed with.

1:01 So I continued to do things by myself, which is really not what I preferred to do. One day I was at a newfound Glory concert by myself, And after the warmup band had finished, I saw a guy standing there by himself and I went up to him and I said, Hey, are you here by yourself?

1:16 He said, yes. I said, Hey, if you wanna watch the concert with me, then we can hang out and we wouldn't be by ourselves anymore.

1:23 And he said, he said, yeah, great. So I pulled him together and then I saw another guy. I pulled him over, I saw another girl.

1:29 I pulled her over and I said, man, how many people are here by themselves? And it looked like it was 20% of the audience, if you could believe that.

1:36 And then the thought occurred to me like, Hey, we're all connected with our smartphones. Why are we doing these things by ourselves?

1:43 Isn't there some way we can use the technology to connect so we don't have to do these things alone? And that was really where the idea of come with came from.

1:50 It turns out that loneliness and feelings of isolation and feelings of being left out are absolutely toxic to humans. According to research, three out of five or 60% of adults reported feeling lonely or left out.

2:06 This research reports that chronic feelings of loneliness and isolation can be as damaging as smoking 15 cigarettes per day. So loneliness that I experience trying to do things that I love to do, like finding a kayak buddy, is not just an inconvenience.

2:23 It's a real health and wellness problem in America today. So to solve this problem, we created an open shared experience platform.

2:32 This application has features that helps you bring people together to do the things that you love to do. As an experienced creator, I can create an experience and put all the details on one page.

2:42 I can even set the number of people that I want to to attend, including a gender quota, to determine the number of girls and the number of guys that I want to bring together.

2:51 I can make this experience public or private, or I can make it only available to certain users in a select group.

2:58 So instead of taking days or weeks or months to make friends and figure out how to get everybody together, I am able to create new experiences.

3:07 I've come with and pull groups of people together in less than 30 seconds. It's really powerful. So far, we've tested, we've been testing three different revenue streams and we've generated revenue for each one during these experiments.

3:21 Currently the revenue volume is low as we're working out the bugs, but we're trying to find our way to the business model.

3:27 We believe our initial experiments indicate that come with could potentially become a great business. So the three revenue streams are paid experiences.

3:35 When people go out, they do lots of things. These things cost money and we can charge for these experiences on come with, and in some cases make margin depending on a pre-negotiated deal we have with an experienced provider.

3:50 The second revenue stream is paid membership clubs. We have paid members in our membership club called Adventure Club in South Florida.

3:58 And we're looking to expand that and allow other experienced creators to create their own membership clubs where people are paying recurring revenue fees on a monthly or annual basis.

4:09 And then the third revenue stream is premium features. An example of this is our party feature, which allows experience to creators to make margin on all the food and drink that is sold at their events at a bar and restaurant, for example.

4:23 So we have revenue in all three of these areas, and we're looking to expand and develop that business even further.

4:30 As we're doing this, of course we're learning more and more. And since we are a startup, there's uncertainty in how exactly this business will unfold.

4:36 But the initial results are encouraging. So now use your opportunity to come with us on this journey. We are building something very cool with come with.

4:46 It's a service that addresses a real pain point and the initial traction is giving us the motivation and encouragement that we're onto something here.

4:56 So if you're interested, please feel free to make an investment and hope to have you join the team so that you can come with us to build something.

5:04 Great. Thanks so much.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.